SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Nick, Barbara Anne (Last) (First) (Middle) 700 North Adams Street P. O. Box 19001 (Street) Green Bay, WI 54307-9001 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol WPS Resources Corporation WPS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 12, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Assistant Vice President - Corporate Services
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/06/2003	A |	0.3710 | A | $40.4850	103.5020	I	By Stock Investment Plan
Common Stock				30.0000	I	By Custodian For Daughter
Common Stock				34.0821	I	By Custodian For Daughter by SIP
Common Stock				5.2153	I	By Custodian For Granddaughter by SIP
Common Stock				15.0000	I	By Custodian For Son
Common Stock				17.0410	I	By Custodian For Son by SIP
Common Stock				1,096.3800	I	By ESOP
Common Stock				2,641.3800	I	By Spouse by ESOP
Common Stock				4.4689	I	By Spouse by Stock Investment Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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SEC 1474 (3-99)

Nick, Barbara Anne - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to buy)	$37.9600	12/12/2002	A (1) |	(A) 500.0000	12/12/2003 (1) | 12/12/2012	Common Stock - 500.0000	$37.9600	500.0000	I	By Spouse
Employee Stock Option (Right to buy)	$34.0900				12/13/2002 (2) | 12/13/2011	Common Stock - 3,873.0000		3,873.0000	D
Employee Stock Option (Right to buy)	$37.9600				12/12/2003 (1) | 12/12/2012	Common Stock - 4,162.0000		4,162.0000	D
Employee Stock Option (Right to buy)	$34.0900				12/13/2002 (2) | 12/13/2011	Common Stock - 500.0000		500.0000	I	By Spouse
Performance Rights	1-for-1				Varies (3) | Varies (3)	Common Stock - 1,114.0000		1,114.0000	D
Phantom Stock Unit	1-for-1				Varies (4) | Varies (4)	Common Stock - 710.8709		710.8709	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 01-07-2003 ** Signature of Reporting Person Date Barth J. Wolf (See POA filed August 2002) Barbara Anne Nick Page 2 SEC 1474 (3-99)

Nick, Barbara Anne - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for WPS Resources Corporation WPS

Form 4 - January 2003

Barbara Anne Nick
700 North Adams Street
P. O. Box 19001
Green Bay, WI 54307-9001
Explanation of responses:

 (1)   The option vests in four equal annual installments beginning on December 12, 2003.
(2)   The option vests in four equal annual installments beginning on December 13, 2002.
(3)   Performance shares vest and are issued three years after the performance shares are awarded and the final number of shares issued is determined based on company performance against an established industry benchmark.
(4)   Unless the participant has selected a later commencement date, distribution of stock and equivalents will commence within 60 days following the end of the calendar year in which occurs the participant's retirement or termination as director.

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